EXHIBIT 99.1

FOR FURTHER INFORMATION CONTACT:
Kay Osbourn
Chief Financial Officer
(512) 837-7100
PR@citizensinc.com

FOR IMMEDIATE RELEASE
May 6, 2014

Citizens, Inc. Reports First Quarter 2014 Results
Investor Conference Call Scheduled for May 7, 2014, at 10:00 a.m. CDT

AUSTIN, TEXAS (May 6, 2014) – Citizens, Inc. (NYSE: CIA) reported results today for the first quarter ended March 31, 2014.

Rick D. Riley, Vice Chairman and President, said, "We began 2014 with increased premium revenues and investment income, which is further complemented by favorable claim experience. Our life operations contributed to the premium increase with both new and renewal business reflecting strong first quarter sales."

Riley added, “We reported an investment income increase over 18% for the current quarter compared to the same three months in 2013, as the portfolio yield increased to 4.22% compared to 4.11% for the full year of 2013 and 3.86% for the three months ended March 31, 2013. In addition, interest on policyholder loans contributed positively to this improvement."

“Book value per share of Class A common stock was $5.12 at March 31, 2014."

FOR THE PERIODS ENDED MARCH 31,	2014	2013
(Unaudited, In thousands, except for per share amounts)
Premiums	$43,013	40,940
Net investment income	9,906	8,389
Net realized investment gains (losses)	(56)	31
Total revenue	53,032	49,546
Net income applicable to common stock	1,197	856
Net income per diluted share of Class A common stock	0.02	0.02
Diluted weighted average shares of Class A common stock	49,080	49,080
Operating income	$1,233	836

"We closed the acquisition of Magnolia Guaranty Life Insurance Company ("MGLIC") on March 7, 2014 by paying $5.2 million in cash for 100% of MGLIC's outstanding common stock," Riley stated. "The assets recorded as of March 31, 2014 were $11.9 million, liabilities of $6.6 million and stockholders equity of $5.3 million and we anticipate MGLIC will contribute approximately $0.3 million of additional net income for the full year of 2014. This entity will be reported as part of our home service segment business as a wholly owned subsidiary of our Security Plan Life Insurance Company subsidiary."

Reconciliation of Net Income to Operating Income (a non-GAAP measure)

FOR THE PERIODS ENDED MARCH 31,	2014	2013
(Unaudited, In thousands)
Net income	$1,197	856
Items excluded in the calculation of operating income:
Net realized investment (gains) losses	56	(31)
Pre-tax effect of exclusions	56	(31)
Tax effect at 35%	(20)	11
Operating income	$1,233	836

Non-GAAP Financial Measures - The table above reconciles Net Income to Operating Income. Operating Income is a "Non-GAAP" financial measure that is widely used in our industry to evaluate the performance of underwriting operations. Operating Income excludes the after-tax net effects of Net Realized Investment Gains and Losses. We believe it presents a useful view of the performance of our insurance operations. While we believe disclosure of certain Non-GAAP information is appropriate, you should not consider this information without also considering the information we present in accordance with GAAP.

INSURANCE OPERATIONS

t
Life Insurance – Our Life Insurance segment primarily issues ordinary whole life insurance and endowments in U.S. Dollar-denominated amounts to foreign residents in approximately 30 countries through independent marketing consultants, and domestically through independent marketing firms and consultants across the United States.

o
Premiums – Life insurance premium revenues increased for the first quarter of 2014, due to higher international first year and renewal premiums, as we continue to experience strong endowment sales and persistency.  The endowment to age sixty-five and the twenty-year endowment continue to be the preferred products internationally. Endowment sales overall represented approximately 82% of first year premiums in the first three months of 2014. We held our annual sales convention during April and based upon the agent feedback we expect to see strong sales this year through continued enthusiasm in our international markets. Venezuela, Colombia and Taiwan which have been our top three producing countries, all showed premium growth this first quarter compared to the same period in 2013.

o
Benefits and expenses – Total life insurance benefits and expenses rose in line with premium growth for the first quarter of 2014 compared to the same period in 2013. Future policy benefit reserves increased as endowment products accumulate higher reserve balances on the front end when compared to whole life products. Commission expense increased as first year sales expanded and renewal premium remained strong. Surrender expense was up for the three months ended in 2014 due to the unusually low comparable prior year expense in 2013. Our surrenders have remained at a level totaling approximately .6% of inforce with a large portion related to policies that have passed the surrender charge period, which is typically fourteen years.

t
Home Service – Our Home Service Insurance segment provides pre-need and final expense ordinary life insurance and annuities to middle and lower income individuals, primarily in Louisiana, Mississippi and Arkansas.  Our policies in this segment are sold and serviced through funeral homes and a home service marketing distribution system utilizing employees and independent agents.

o
Premiums – Home service premiums increased 3.5% primarily due to the added premium associated with the MGLIC acquisition. We expect this acquisition will benefit our Home Service segment by increasing our presence and agency force in Mississippi.

o
Benefits and expenses – Claims and surrenders increased by 3.2% for the first three months of 2014, due to an increase in surrenders in the current period. The comparable period in 2013 was unusually low related to surrenders and there have been no changes relative to our long-term expectations. In 2013, we experienced increased weather-related property claims which results in a 33% decrease when comparing the three months ended March 31, 2013 and 2014. In addition, this segment reported increased amortization of deferred acquisition costs, as we experienced higher policies lapses in the current year.

The non-insurance segment represents the administrative support entities to the insurance operations whose revenues are primarily intercompany and have been eliminated in consolidation under GAAP.

INVESTMENTS

t	Invested assets – Total invested assets increased from year-end 2013 as new premium revenues were invested in bonds and policy loans rose.

o	Fixed maturity securities represented 84.3% of the invested assets and cash at March 31, 2014, compared with 83.9% at year-end 2013.

o
Equity security holdings increased to $49.8 million at March 31, 2014 from $47.3 million at year-end 2013 with the increase coming from the MGLIC acquisition. The majority of our equity holdings are bond mutual funds.

o
Cash and cash equivalents represented 5.1% of total cash, cash equivalents and invested assets at March 31, 2014, down from 5.5% at year-end 2013, reflecting the timing of calls of securities owned and of investment and reinvestment of new premium revenues and other available funds.

t
Investment income – Net investment income increased 18.1% for the three months ended March 31, 2014 compared to the same period in 2013, primarily due to an increase in overall invested assets from premium collections received and invested in fixed maturity bonds.  The policy loan asset balance rose by 2.9% in 2014, resulting in policy loan income increase as a component of investment income.

o	Yield – Average annualized yield was 4.22% for the three months of 2014 compared to 4.11% for the full year of 2013 and 3.86% for the three months ended March 31, 2013.

o	Duration – The average maturity of the fixed income bond portfolio was 12.06 years with an estimated effective maturity of 7.03 years as of March 31, 2014.

INVESTOR CONFERENCE CALL

On Wednesday, May 7, 2014, Citizens will host a conference call to discuss operating results at 10:00 a.m. Central Time.  The conference call will be hosted by Rick D. Riley, Vice Chairman and President, Kay Osbourn, Chief Financial Officer, and other members of the Company’s management team.  To participate, please dial 888-481-2844 and ask to join the Citizens, Inc. call.  We recommend accessing the call three to five minutes before the call is scheduled to begin.  A recording of the conference call will be available on Citizens' website at www.citizensinc.com in the Investor Information section under News Release & Publications following the call.

ABOUT CITIZENS, INC.

Citizens, Inc. is a financial services company listed on the New York Stock Exchange under the symbol CIA.  The Company utilizes a three-pronged strategy for growth based upon worldwide sales of U.S. Dollar-denominated whole life cash value insurance policies, life insurance product sales in the U.S. and the acquisition of other U.S. based life insurance companies.

SAFE HARBOR

Information herein contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by words such as “may,” “will,” “expect,” “anticipate” or “continue” or comparable words. In addition, all statements other than statements of historical facts that address activities that the Company expects or anticipates will or may occur in the future are forward-looking statements.  Readers are encouraged to read the SEC reports of the Company, particularly its Form 10-K for the fiscal year ended December 31, 2013, its quarterly reports on Form 10-Q and its current reports on Form 8-K, for the meaningful cautionary language disclosing why actual results may vary materially from those anticipated by management.  The Company undertakes no duty or obligation to update any forward-looking statements contained in this release as a result of new information, future events or changes in the Company’s expectations.  The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community.

CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Comprehensive Income
(In thousands, except per share amounts)

	Three Months Ended March 31,
	2014		2013
	(Unaudited)
Revenues:
Premiums:
Life insurance		$41,397		39,414
Accident and health insurance		351		349
Property insurance		1,265		1,177
Net investment income		9,906		8,389
Realized investment gains (losses), net		(56)		31
Other income		169		186
Total revenues		53,032		49,546
Benefits and expenses:
Insurance benefits paid or provided:
Claims and surrenders		16,457		14,806
Increase in future policy benefit reserves		17,698		16,959
Policyholders' dividends		2,102		2,074
Total insurance benefits paid or provided		36,257		33,839
Commissions		9,910		9,058
Other general expenses		6,502		6,699
Capitalization of deferred policy acquisition costs		(7,068)		(6,362)
Amortization of deferred policy acquisition costs		5,209		4,626
Amortization of cost of customer relationships acquired		531		578
Total benefits and expenses		51,341		48,438
Income before federal income tax		1,691		1,108
Federal income tax expense		494		252
Net income		1,197		856
Per Share Amounts:
Basic earnings per share of Class A common stock	$0.02		0.02
Basic earnings per share of Class B common stock	0.01		0.01
Diluted earnings per share of Class A common stock	0.02		0.02
Diluted earnings per share of Class B common stock	0.01		0.01
Other comprehensive income:
Unrealized gains on available-for-sale securities:
Unrealized holding gains arising during period		14,096		96
Reclassification adjustment for gains (losses) included in net income		32		(31)
Unrealized gains on available-for-sale securities, net		14,128		65
Income tax expense on unrealized gains on available-for-sale securities		4,954		27
Other comprehensive income		9,174		38
Comprehensive income		$10,371		894

CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Financial Position
(In thousands)

	March 31,	December 31,
	2014	2013
	(Unaudited)
Assets:
Investments:
Fixed maturities available-for-sale, at fair value	$644,759	605,256
Fixed maturities held-to-maturity, at amortized cost	223,586	227,696
Equity securities available-for-sale, at fair value	49,845	47,259
Mortgage loans on real estate	659	671
Policy loans	50,288	48,868
Real estate held for investment	8,403	8,440
Other long-term investments	44	45
Short-term investments	—	—
Total investments	977,584	938,235
Cash and cash equivalents	52,307	54,593
Accrued investment income	12,803	12,251
Receivable for securities	1,707	—
Reinsurance recoverable	4,614	4,394
Deferred policy acquisition costs	148,443	146,691
Cost of customer relationships acquired	25,488	23,374
Goodwill	17,160	17,160
Other intangible assets	976	851
Federal income tax receivable	—	—
Property and equipment, net	6,688	6,662
Due premiums, net	10,387	11,209
Prepaid expenses	1,311	95
Other assets	741	765
Total assets	$1,260,209	1,216,280

(Continued)

CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Financial Position, Continued
(In thousands)

	March 31,	December 31,
	2014	2013
	(Unaudited)
Liabilities:
Policy liabilities:
Future policy benefit reserves:
Life insurance	$856,915	834,269
Annuities	55,833	55,485
Accident and health	1,221	1,250
Dividend accumulations	14,129	13,662
Premiums paid in advance	34,037	32,560
Policy claims payable	10,120	9,488
Other policyholders' funds	7,498	7,982
Total policy liabilities	979,753	954,696
Commissions payable	2,238	2,562
Federal income tax payable	2,107	590
Deferred federal income tax	6,621	1,704
Payable for securities in process of settlement	2,977	—
Other liabilities	10,333	10,919
Total liabilities	1,004,029	970,471

Stockholders' equity:
Class A, common stock	259,383	259,383
Class B, common stock	3,184	3,184
Accumulated deficit	(11,345)	(12,542)
Accumulated other comprehensive income:
Unrealized gains on securities, net of tax	15,969	6,795
Treasury stock, at cost	(11,011)	(11,011)
Total stockholders’ equity	256,180	245,809
Total liabilities and stockholders’ equity	$1,260,209	1,216,280